# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OS Therapies Incorporated, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-094008
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,436,583; shared voting power 3,997,567; sole dispositive power 1,436,583; shared dispositive power 3,997,567; aggregate amount beneficially owned 5,434,150 (9.9% of the class)
  Comment: * The percentages reported in this amended Schedule 13G are based on 52,322,483 shares of common stock of the issuer outstanding, consisting of (i) 46,805,230 shares of common stock of the issuer outstanding as of September 10, 2026, as reported by the issuer in its Prospectus Supplement filed pursuant to Rule 424(b)(7) on September 10, 2026 and (ii) the sale of an additional 5,517,253 shares of common stock as reported by the issuer in its Current Report on Form 8-K filed on October 19, 2026. In addition to 3,142,055 shares of common stock, the Reporting Person may be deemed to beneficially own (i) 156,250 shares of the issuer's Series A Senior Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), convertible into shares of the issuer's common stock based upon the conversion ratio set forth in the applicable Certificate of Designation (subject to adjustment), which are currently convertible into an aggregate of 558,034 shares of common stock and (ii) 1,775,747 warrants to purchase one share of common stock (the "Warrants"), at an initial exercise price of $1.40 per share (subject to adjustment).
  
  All of the Series A Preferred Stock is subject to a blocker provision pursuant to which the stockholder does not have the right to convert such Series A Preferred Stock if the conversion would result in beneficial ownership by the Reporting Person, together with his affiliates and any other persons acting as a group together with the Reporting Person, of more than 9.95% of the Common Stock outstanding upon such conversion. Upon conversion, 25,000 shares of the Series A Preferred Stock, currently representing approximately 89,285 shares of common stock (the "Sole Power Series A Preferred Stock"), all of which are subject to the blocker provision described above, would result in the issuance of shares of common stock over which the Reporting Person would have sole voting and dispositive power.
  
  All of the Warrants are subject to a blocker provision pursuant to which the warrantholder does not have the right to exercise such Warrants if such exercise would result in beneficial ownership by the Reporting Person, together with his affiliates and any other persons acting as a group together with the Reporting Person, of more than 9.95% of the common stock outstanding upon such exercise. Upon exercise, 498,215 of the Warrants (the "Sole Power Warrants"), all of which are subject to the blocker provision described above, would result in the issuance of shares of common stock over which the Reporting Person would have sole voting and dispositive power.
  
  The 5,434,150 shares of common stock reported on this Schedule 13G as beneficially owned by the Reporting Person represent the 3,142,055 shares of common stock held by the Reporting Person and an aggregate of 2,292,095 shares of common stock issuable upon the conversion of the Series A Preferred Stock and exercise of Warrants (the "Additional Shares"), which collectively represent the Reporting Person's maximum beneficial ownership permissible under the applicable blocker provisions, or 9.95%. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 has been rounded down to 9.9%. This amended Schedule 13G assumes that the 2,292,095 Additional Shares would include all Sole Power Series A Preferred Stock and all Sole Power Warrants. If there were no limit on the Reporting Person's beneficial ownership of the issuer's common stock, the Reporting Person could be deemed to be the beneficial owner of an aggregate of 5,475,836 shares of common stock, representing 10.02% of the issuer's outstanding common stock (factoring in the conversion of such Series A Preferred Stock or exercise of such Warrants, as applicable).

## Item 1. Issuer
Name of issuer: OS Therapies Incorporated
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, MD 21638

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 767,859 shares of common stock, 178,571 shares of common stock issuable upon the conversion of the Series A Preferred Stock (as defined on the Cover Page) and 375,001 shares of common stock issuable upon the exercise of the Warrants (as defined on the Cover Page) are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by Mr. Satterfield and of which he serves as President; and 1,525,113 shares of common stock, 290,178 shares of common stock issuable upon the conversion of the Series A Preferred Stock and 902,531 shares of common stock issuable upon the exercise of the Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (11/10/2026)